Zentek’s Rapid Diagnostic Platform Receives Two NSERC Grants
Towards Commercialization

Guelph, ON – May 19, 2022, Zentek Ltd. (“Zentek” or the “Company”) (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to announce that McMaster University (“McMaster”) has received two Natural Sciences and Engineering Research Council (“NSERC”) Grants related to the aptamer-based rapid detection technology exclusively licensed by Zentek pursuant to its licence agreement dated April 11, 2021 with McMaster: The Alliance Missions Grant for the amount of $1,000,000, and an Idea to Innovation (I2I) Grant for the amount of $350,000 of which Zentek will make a $140,000 contribution. Both of these awards are the maximum awarded under each respective grant program, with disbursements delivered over the next two years.

“The research team at McMaster University has achieved significant milestones for the rapid diagnostic platform including the creation of a new ‘universal’ aptamer with a high binding affinity to all known Covid variants,” said Greg Fenton, CEO of Zentek. “Zentek is proud to continue working with the global-leading research team at McMaster University, with significant financial support from NSERC, which is a great endorsement of our technology and goal of commercialization.”

Zentek will continue working with Dr. Yingfu Li and the research team at McMaster through in-kind contributions, using these grants towards commercializing its rapid diagnostic platform. The grants will be used to further commercialization efforts by improving the performance of aptamers, optimizing chip synthesis, and initiating additional tests that can be incorporated into its pathogen detection platform.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Director of Marketing and Communications
Zentek Ltd
Tel: (306)717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN’s SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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